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SEC Mail Processing Section
MAR 01 2018
Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67499

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shopoff Securities, Inc. CRD 142866

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Park Plaza 1120
(No. and Street)

Irvine	CA	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William A. Shopoff 949-417-1397
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar Milner LLP
(Name – *if individual, state last, first, middle name*)

4100 Newport Place Drive, Suite 600	Newport Beach	CA	92660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, William A. Shopoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shopoff Securities, Inc. CRD 142866, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO and President

Title

See attached Jurat

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 2018, by William A. Shopoff, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

TERRI HOVDESTAD
Commission # 2070020
Notary Public - California
Orange County
My Comm. Expires Jun 28, 2018

(Seal)

Signature

INDEX TO FINANCIAL STATEMENTS

squarmilner
Certified Public Accountants
and Financial Advisors

Squar Milner LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Shopoff Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Shopoff Securities, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to the matter discussed in Note 7 related to the Financial Industry Regulatory Authority's (FINRA) investigation of the Company. On December 18, 2017, FINRA Enforcement Department Staff (the "Staff") issued a "Wells Notice" stating that the Staff had made a preliminary determination to recommend and to seek internal authorization for permission to pursue a disciplinary action against the Company for alleged potential violations of federal securities laws and FINRA Rules. On January 25, 2018, the Company submitted a "Wells Submission" to FINRA arguing that the proposed disciplinary action should not be authorized or pursued, for numerous reasons of fact, law and policy. The matter is still ongoing and the Company has not recorded an accrual related to this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in the schedule of Computation of Net Capital Pursuant to Rule 15c3-1 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Shopoff Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of Shopoff Securities, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the schedule of Computation of Net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

SQUAR MILNER LLP

Squar Milner LLP

We have served as the Company's auditor since 2007.

Newport Beach, California
February 27, 2018

SHOPOFF SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash	$	300,049
Prepaid expenses		6,316
Fixed assets, net		2,124
Total assets	$	308,489

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	42,706
Commissions payable		63,919
Commissions payable to related party		1,309
Other accrued liabilities		68,389
Due to affiliate		3,878
Total liabilities		180,201
Stockholder's Equity		
Common stock, $0.001 par value; 50,000 shares authorized; 5,500 shares issued and outstanding		5
Additional paid-in-capital		285,000
Retained earnings		(156,717)
Total stockholder's equity		128,288
Total liabilities and stockholder's equity	$	308,489

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2017

REVENUES		
Underwriting fees	$	1,658,527
Commissions		1,584,107
Due diligence fees		7,269
Other		205
Total revenues		3,250,108
EXPENSES		
Commissions and compensation expense		2,805,002
Professional fees		433,993
Rent		101,580
Licenses and fees		55,458
General and administrative		18,850
Total expenses		3,414,883
NET LOSS	$	164,775

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2017

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
BALANCE – December 31, 2016	5,500	$ 5	$ 110,000	$ 8,058	$ 118,063
Contributions	—	—	175,000	—	175,000
Net loss	—	—	—	(164,775)	(164,775)
BALANCE – December 31, 2017	5,500	$ 5	$ 285,000	$ (156,717)	$ 128,288

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(164,775)
Adjustment to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable		2,869
Prepaid expenses		1,949
Accounts payable		(73,259)
Commissions payable		(38,090)
Commissions payable to related party		(616)
Other accrued liabilities		18,959
Due to affiliate		(24,971)
Net cash used in operating activities		(277,934)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		175,000
Net cash provided by financing activities		175,000
NET DECREASE IN CASH		(102,934)
CASH – beginning of year		402,983
CASH – end of year	$	300,049

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

1. ORGANIZATION

Shopoff Securities, Inc. (the "Company") is a Delaware corporation organized on September 14, 2006. The Shopoff Revocable Trust dated August 12, 2004 (the "Stockholder" or the "Shopoff Trust"), whose sole trustees are William and Cindy Shopoff, is the sole stockholder of the Company.

The Company was formed to act as a placement agent or best efforts underwriter for the issuance of debt and/or equity securities. The Company received approval from the National Association of Securities Dealers ("NASD") to operate as a broker/dealer as of May 29, 2007. The Company does not hold funds or securities for or owe any money or securities to customers, and does not carry accounts of or for customers.

The Company has been engaged to provide sales, promotional and marketing assistance services in connection with the offering of limited partner share interests sponsored by Shopoff Realty Investments, L.P. ("SRI"), a related party. During the year ended December 31, 2017, offerings included Shopoff California Commercial Fund, L.P., Shopoff Land Fund V, L.P., Shopoff Commercial Growth & Income Fund III, L.P. and Vertimass, LLC. In addition, offerings for single asset transactions included SCGIF II - Skypointe, LLC, SCF - 4440 VKA, LLC, SCGIF II - Franklin, LLC, SCF - 2100 Q Street, LLC and SCGIF II - Des Plaines, LLC. The Company sells interests in such offerings on a "best efforts" basis. See Note 5 for additional information.

During the year ended December 31, 2017, the Company also acted as a managing broker dealer by contracting with other brokerage firms to sell limited partner share interests in the aforementioned funds.

During the year ended December 31, 2017, the Company recognized $164,775 and $277,934 of losses and negative cash flows from operations, respectively. Management believes that the Company's current cash position in addition to future cash flows from operation will be sufficient to fund the Company's obligation over the next twelve months. Moreover, the Company has historically relied on its Stockholder to fund any shortfalls from operations and the Stockholder remains committed to fund future operations to the extent the Company fails to generate sufficient liquidity through its revenue generating activities. As such, management believes that there are no conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern as of the date of the accompanying financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2017.

Fixed Assets

Fixed assets consist of equipment, furniture and fixtures which are carried at cost, net of accumulated depreciation and amortization. Depreciation and amortization on fixed assets are primarily computed using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Major renewals and improvements are capitalized, while replacements, maintenance and repairs which do not significantly improve or extend the useful life of the assets are expensed when incurred.

Upon the sale or retirement of fixed assets, the accounts are relieved of the cost and the related accumulated depreciation with any gain or loss included in the statement of operations.

As of December 31, 2017, fixed assets and accumulated depreciation consisted of $17,725 and $15,601, respectively. The net book value of $2,124 is reflected in fixed assets, net in the accompanying statement of financial condition.

Concentration of Credit Risk

The Company currently maintains all of its operating cash with a major financial institution. At times, cash balances may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company believes it places cash balances with quality financial institutions that limit credit risk.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk (continued)

Additionally, the Company's current operations have historically been dependent upon the real estate industry, which is subject to fluctuations due to changes in the local, regional and national economies. See Note 5 for additional information.

Fair Value Measurements

GAAP requires the disclosure of the fair value, if reasonably obtainable, of the Company's financial instruments. Management believes that the carrying amounts of significant financial instruments, including cash, accounts and commissions payable and other accrued liabilities approximate their fair value as of December 31, 2017, based on their relatively short-term nature. In the opinion of management, the fair value of payables to related parties cannot be estimated without incurring excessive costs; for that reason, the Company has not provided such disclosure. Other information about related-party liabilities is provided, where applicable, elsewhere in these notes to the financial statements.

The Company does not have any assets or liabilities that are measured at fair value on a recurring basis and, during the year ended December 31, 2017, did not have any assets or liabilities that were measured at fair value on a nonrecurring basis.

Revenue Recognition

The Company recognizes underwriting fees, commissions, and due diligence fees as the related services are performed.

Common Control

Because the Company and certain related parties are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been achieved if such entities were not under common control.

Income Taxes

The Company has elected to be taxed as an S corporation under the provisions of the federal and state tax codes. Under federal laws, taxes based on income of S corporations are payable by the corporation's shareholders. The Company is subject to state income taxes at the statutory rate of 1.5%.

While electing S Corporation status, the Company does not believe it has any uncertain income tax positions that could materially affect its financial statements. The Company's

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

federal and state income tax returns remain open to agency examination for the standard statute length of time after filing.

Subsequent Events

The Company evaluated subsequent events through February 27, 2018, which is the day the financial statements were available to be issued. The Company has concluded that no other events have occurred subsequent to December 31, 2017 that require consideration as adjustments to or disclosure in its financial statements, other then the events disclosed below.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Updates ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company adopted the provisions of ASU 2014-09 using the modified retrospective approach. The Company has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

3. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to

3. REGULATORY REQUIREMENTS (continued)

net capital would exceed 10-to-1 or the equity capital withdrawal or cash dividend payment would cause the Company's net capital to fall below 6-2/3% of its minimum requirement). As of December 31, 2017, the Company had net capital of $119,848, as defined, which was $107,835 in excess of its required minimum required net capital of $12,013. The Company's aggregate indebtedness to net capital ratio as of December 31, 2017 was 1.50-to-1.

The Company is exempt from the provisions of Rule 15c3-3, pursuant to paragraph k(2)(i) under the Securities and Exchange Act of 1934, as the Company is a broker/dealer and it does not carry customer accounts or holds funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for broker/dealer and is also not subject to the possession and control statement.

4. STOCKHOLDER'S EQUITY

The Company is authorized to issue 50,000 shares of common stock with $0.001 par value. At inception, the Stockholder purchased 5,500 shares of common stock for $5. From inception through December 31, 2017, the Stockholder had contributed an aggregate of $720,567 to additional paid-in capital, of which $175,000 was contributed by Stockholder during the year ended December 31, 2017. As of December 31, 2017, the Company made aggregate distributions of $435,567. No distributions were made to its Stockholder during the year ended December 31, 2017.

5. RELATED PARTY TRANSACTIONS

As discussed in Note 1, the Company conducts offerings on a "best efforts" basis. SRI is the sponsor of limited partnership interests sold by the Company. William A. Shopoff is the president and the chief executive officer of SRI and William and Cindy Shopoff, co-trustees of the Stockholder, are the limited partners in SRI. The general partner of each of the related party funds discussed in Note 1 is indirectly majority owned by the Stockholder of the Company.

Revenues derived from funds related to the Company for the year ended December 31, 2017 were as follows:

5. RELATED PARTY TRANSACTIONS (continued)

Fund	Status at December 31, 2017	Revenues
Shopoff Land Fund V, L.P.	Active	$754,430
Shopoff California Commercial Fund, L.P.	Closed	$52,105
Shopoff Commercial Growth and Income Fund III, L.P.	Active	$245,512
SCGIF II - Skypointe, LLC	Closed	$1,176,627
SCF - 4440 VKA, LLC	Closed	$146,688
SCGIF II - Franklin, LLC	Closed	$158,875
SCF - 2100 Q Street, LLC	Closed	$591,113
SCGIF II - Des Plaines, LLC	Active	$53,747
Vertimass, LLC	Active	$70,806

For the investment funds described above, the Company is generally entitled to a selling commission of up to 7%, an underwriting fee of up to 2%, and due diligence fees of up to 1.25% of the gross capital contributions with respect to ownership interests sold. If outside broker-dealers are authorized to sell partnership interests, their commissions and due diligence fees are paid directly by the fund and not reflected in the Company's revenue.

In June 2007, the Company entered into an expense sharing agreement with SRI. The term of the agreement was for one year and automatically renews unless terminated by the Company or SRI upon thirty days advance notice. Subject to the terms of this agreement, SRI agrees to provide the Company with management and back office services as described in the agreement. According to such agreement, unless otherwise provided for, the Company is required to reimburse SRI for its share of services and expenses shared with SRI based on an agreed upon allocation percentage for each type of expense.

This agreement was amended in January 2012 whereby the Company now accrues for its share of the above-mentioned expenses, to the extent these expenses have not been paid by SRI. As of December 31, 2017, $275 of such expenses are included in due to affiliate in the accompanying statement of financial condition. Such amount is unsecured and bears no interest.

During the year ended December 31, 2017, the Company incurred $39,287 of commissions due to Steve Shopoff, who is William A. Shopoff's brother. Of this amount, $37,978 was paid during the year ended December 31, 2017. The amount incurred is included as commissions and compensation expense in the accompanying statement of operations, and the unpaid balance as of December 31, 2017 of $1,309 is reflected in commissions payable to related party in the accompanying statement of financial condition.

5. RELATED PARTY TRANSACTIONS (continued)

On May 29, 2015, the Company moved into office space leased to SRI, which is on a month-to-month basis. The Company paid SRI $101,580 in rent expense for the year ended December 31, 2017.

6. REVENUE SHARING AGREEMENT

On January 13, 2015, the Company entered into a Revenue Sharing Agreement (the "Agreement") with Atomi Financial Group, Inc. ("Atomi"), a California Registered Investment Adviser. Atomi is a commission based independent contractor hired to manage a Company branch office, including supervision of affiliated registered representatives.

On November 14, 2016, William A. Shopoff delivered to Atomi verbal notice of the Company's election to terminate the Agreement as of December 31, 2016, with each party thereafter having the obligation to wind up all of its obligation under the Agreement within ninety days of the termination date. The Company's and Atomi's obligations are outlined in a Separation and Non-Soliciting Agreement, dated January 1, 2017. During the year ended December 31, 2017, the Company and Atomi wound up all obligations under the Agreement and the Agreement was terminated.

7. COMMITMENTS AND CONTINGENCIES

FINRA Matters

During the year ended December 31, 2014, the Financial Industry Regulatory Authority, commonly known as FINRA, acting through its Member Regulation Department, initiated a review of the Company's records as part of its routine cycle examination for 2014 for the purpose of meeting regulatory mandates and providing the Company with an assessment on its compliance with applicable securities rules and regulations. In December 2015, FINRA advised the Company that certain matters had been referred to FINRA's Enforcement Department for review and disposition. On January 22, 2016, the Enforcement Department issued a letter to the Company indicating that it was investigating a matter involving the Company to determine whether potential violations of the federal securities laws or FINRA or NASD rules may have occurred, and requesting the production of additional documents and information. The letter further stated that the inquiry should not be construed as an indication that the Enforcement Department had determined that any violations of federal securities laws or FINRA or NASD rules had occurred. The Enforcement Department thereafter made various additional requests for documents, information, and testimony, and the Company provided the requested documents, information, and testimony, in full cooperation in the matter.

7. COMMITMENTS AND CONTINGENCIES (continued)

FINRA Matters (continued)

More recently, it became apparent to management that the Enforcement Department investigation was focusing on certain private borrowing by two affiliated entities, Shopoff Enterprises, Inc. ("SEI") and TSG Fund IV, L.P. ("Fund IV"), from outside lenders, as reflected in certain guaranteed promissory notes. On December 18, 2017, the Enforcement Department Staff (the "Staff") issued a so-called "Wells Notice" stating that the Staff had made a preliminary determination to recommend (and to seek internal authorization for permission to pursue) a disciplinary action against the Company for alleged potential violations of federal securities laws and FINRA Rules based on alleged misrepresentations and omissions in connection with the borrowing activity (*i.e.*, the "offer and sale" of the SEI and Fund IV promissory notes), and for alleged potential violations of NASD and FINRA Rules regarding "suitability" in connection with recommending the SEI and Fund IV promissory notes to lenders.

On January 25, 2018, the Company submitted a "Wells Submission" to FINRA arguing that the proposed formal enforcement/disciplinary action should not be authorized or pursued, for numerous reasons of fact, law and policy. The Company vigorously denies the allegations and believes that they mischaracterize the relevant events and transactions, and further believes that the claims and allegations of potential violations are unfounded and should not be pursued in any formal proceeding. Among other things, the Company notes that all of the lenders have been paid interest and principal as agreed, and in fact have received substantial interest payments, and there has been no lender harm or loss (or, to our knowledge, any lender complaint) - and the lenders have recently signed declarations stating that they did not consider the allegedly omitted information to be important. In the event that any formal enforcement or disciplinary proceeding is filed, the Company intends to vigorously defend against any such claims on the merits.

As of now, there are no current pending claims in this matter. At this stage, in accordance with FINRA investigatory/enforcement practice, this matter is still an investigation to determine whether certain activity or conduct may have taken place that may have been in violation of certain securities laws or rules. As of the date of this report, the Company does not know whether any such proposed claims will be filed or not, or when the inquiry or any proceeding will be resolved, or what, if any, actions the Company may be required to take as part of any resolution. The matter could result in fines, penalties, industry suspension or expulsion, other administrative remedies, or, alternatively, no action at all as against the Company. At this point, the Company is continuing to comply with any follow-up requests for information and is otherwise continuing to cooperate with the investigation, but has made clear that it vigorously denies the proposed claims and allegations, and further intends

7. COMMITMENTS AND CONTINGENCIES (continued)

FINRA Matters (continued)

to vigorously defend against any such claims if initiated. Because the Company cannot assess the outcome of the FINRA inquiry at this time, the Company has not accrued any loss contingencies related to this matter in accordance with GAAP.

On July 25, 2017, FINRA initiated a review of the Company's records as part of its routine cycle examination for 2017 for the purpose of meeting regulatory mandates and providing the Company with an assessment on its compliance with applicable securities rules and regulations. This routine cycle examination is still in progress as of the date of this report.

During the year ended December 31, 2016, FINRA, acting through its Member Regulation Department, initiated a review of the Company's records as part of its routine cycle examination for 2016 for the purpose of meeting regulatory mandates and providing the Company with an assessment on its compliance with applicable securities rules and regulations. On May 10, 2017, FINRA concluded the 2016 cycle examination and issued the Examination Disposition Letter to the Company.

Other

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such matters are not expected to have a material adverse effect on the Company's financial position or results of operations. Currently the Company is not aware of any active commitments and contingencies as of December 31, 2017.

SUPPLEMENTARY INFORMATION

SHOPOFF SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2017

NET CAPITAL		
Total stockholder's equity from statement of financial condition	$	128,288
Less: Non-allowable assets		
Prepaid expenses		(6,316)
Fixed assets, net		(2,124)
Net capital	$	119,848
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	12,013
Minimum dollar net capital required for reporting broker/dealer		5,000
Net capital requirement (greater of above)		12,013
Excess net capital (regulatory net capital less net capital requirement)		107,835
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$	180,201
Ratio of aggregate indebtedness to net capital		1.50-to-1
Reconciliation of net capital as reported on the unaudited Form X17A-5, Part 2		
Net capital as reported	$	146,548
Audit adjustment to accrue for additional legal expenses		(26,700)
Audited net capital	$	119,848

There are no differences between the above computation and the computation included with the Company's corresponding unaudited Part II of Form X-17A-5, as amended, as of December 31, 2017.

See Report of Independent Registered Public Accounting Firm.

EXEMPTION REPORT

squarmilner
Certified Public Accountants
and Financial Advisors

Squar Milner LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Shopoff Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Shopoff Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i) (the "exemption provision") and (b) the Company stated that it met the identified exemption provisions for the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shopoff Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

SQUAR MILNER LLP

Squar Milner LLP

Newport Beach, California
February 27, 2018

4100 Newport Place Drive, Suite 600 • Newport Beach, CA 92660 main 949.222.2999 web squarmilner.com

Los Angeles | Orange County | San Diego | Encino | San Francisco | San Mateo | Oakland | Silicon Valley | Cayman Islands

Exemption Report Required by Rule 15c3-3
For the year ended December 31, 2017

Shopoff Securities, Inc. (the "Company") claims an exemption from Securities and Exchange Commission ("SEC") Rule 15c3–3, per paragraph (k)(2)(i) of SEC Rule 15c3–3.

The Company met the exemption provision of SEC Rule 15c3–3 paragraph (k)(2)(i) for the year ended December 31, 2017 without exception.

Acknowledgement	
The undersigned president, Chief Executive Officer (CEO) or other authorized representative in addition to the designated FINOP herby confirm the representations described above.	
Signature of CEO or authorized Executive:	[signature]
Printed Name: William A. Shopoff	

SHOPOFF SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2017